

07000755

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith American Sescurities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5049 Broadway
(No. and Street)

New York	New York	10034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Gomeringer, CPA (908) 879-7603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer, CPA
(Name – *if individual, state last, first, middle name*)

385 Route 24, Suite 3L	Chester	New Jersey	07930
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tomasa Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zenith American Securities Corp., as of December 31, 2006, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Owner/Secretary

Title



Notary Public



ZENAIDA SILVA NARVAEZ
Notary Public - State of New York
NO. 01SI5064047
Qualified in New York County
My Commission Expires 8/5/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
FEB 22 2007
WASH. D.C.
186
SECTION

ZENITH AMERICAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2006

ZENITH AMERICAN SECURITIES CORPORATION
TABLE OF CONTENTS

Independent Auditor's Report
December 31, 2006

	Statement
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
Supplementary Information	**Schedule**
Computation of Net Capital	1
Requirement Under Rule 15c3-3	2

Report on Internal Controls

Joseph L. Gomeringer
Certified Public Accountant
385 Route 24, Suite 3L
Chester, New Jersey 07930
Telephone:(908) 879-7603
Fax: (908) 879-7429

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Zenith American Securities Corporation

I have audited the accompanying statement of financial condition of Zenith American Securities Corporation (the "Company") as of December 31, 2006 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Zenith American Securities Corporation at December 31, 2006, and the results of its operation and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Email: joegomeringercpa@earthlink.net

My audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary schedules listed in the accompanying Table of Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Very truly yours,



Joseph L. Gomeringer
Certified Public Accountant

January 27, 2007

Statement 1

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and Cash Equivalents		$	13,929
Due from Brokers			8,142
Property and Equipment, net of accumulated Depreciation and Amortization (Note C)			732
Total		$	22,803

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities			
Accrued Liabilities		$	7,718
Total Liabilities		$	7,718
Stockholder's Equity			
Common Stock-No Par Value; Authorized 200 Shares; 200 Shares Issued	$ 5,000		
Retained Earnings	10,085		15,085
Total		$	22,803

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement 2

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Net Commissions Earned	$ 54,503
Interest Earned	69
Total Revenues	54,572
EXPENSES	
Commissions Paid	8,632
Repairs and Maintenance	1,344
Professional Fees	14,500
Rent	15,000
Utilities and Telephone	4,342
Office Expense and Supplies	6,911
Depreciation	268
Sales Expenses	2,591
State and Local Income Taxes	900
Total Expenses	54,488
Net Income	$ 84

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement 3

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Stockholder's Equity, Beginning	$	15,001
Net Income or For The Year		84
Stockholder's Equity, Ending	$	15,085

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS-INDIRECT METHOD
YEAR ENDED DECMEBER 31, 2006

Operating Activities:	
Net Income For The Year	$ 84
Add Depreciation Expense	268
Decrease in Accrued Liabilities	525
(Increase) in Due from Brokers	(1,466)
Total Cash Provided by Operating Activities	(589)
Net (Decrease) In Cash	(589)
Cash and Cash Equivalents Beginning of Year	14,518
Cash and Cash Equivalents End of Year	$13,929

The Accompanying Notes are an Integral Part of the Financial Statements.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

A-ORGANIZATION

Zenith American Securities Corporation is a registered broker/dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company's sole activities consisted of sales of shares of open-end investment companies and REITs.

B-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The Company records income from securities transactions on a trade-date basis.

(2) The Company has elected under the Internal Revenue Code and New York State tax code to be an "S" corporation. Any income or loss of the Company is reported by the individual stockholder on their personal income tax returns. Consequently, no provision is made by the Company for federal and New York State income taxes. New York City does not have comparable provisions in their tax code. Accrual for this tax has been provided for in the financial statements.

(3) The presentation of financial statements in Conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period.

ZENITH AMERICAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2006

(4) Cash and cash equivalents:
Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less when acquired. The company places its temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits.

C-PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation and amortization:

		Estimated Useful Life
Office Equipment	$ 1,000	5
Total	1,000	
Less Accumulated Depreciation	268	
	$ 732	

D-NET CAPITAL REQUIREMENT

As a registered broker dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness as defined. As of December 31, 2006 the company had net capital of $14,353, which exceeds its requirements by $9,353.

ZENITH AMERICAN SECURITIES CORPORATION
SCHEDULE OF COMPUTATION NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital:		
Total Stockholder's Equity	$	15,085
Deductions and/or charges:		
Non Allowable assets from Statement of Financial Condition:		
Office Equipment, Net		732
Net Capital	$	14,353
Net Capital Minimum Requirement	$	5,000
Excess Net Capital	$	9,353
Aggregate Indebtedness:		
Included in Statement of Financial Condition:		
Accrued Liabilities	$	7,718
Total Aggregate Indebtedness	$	7,718

There are no material differences between the amounts presented above and the amounts reported in the Company's FOCUS report as of December 31, 2006

The Accompanying Notes are an Integral Part of the Financial Statements.

Schedule 2

ZENITH AMERICAN SECURITIES CORPORATION
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

The Company was exempt from Rule 15c3-3 under Section [k][1], which provides for such exemption due to the limited nature of the business.

Joseph L. Gomeringer
Certified Public Accountant
385 Route 24, Suite 3L
Chester, New Jersey 07930
Telephone:(908) 879-7603
Fax: (908) 879-7429

Report on Internal Controls

Zenith American Securities Corporation
New York, New York

In planning and performing my audit of the financial statements of Zenith American Securities Corporation for the year ended December 31, 2006, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Zenith American Securities Corporation that I considered relevant to the objectives stated in rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company is exempt from 15c3-3 based on [k][1] limited business activities, which are solely mutual funds. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance

Email: joegomeringercpa@earthlink.net

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they be become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely fashion period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Very truly yours,



Joseph L. Gomeringer
Certified Public Accountant

January 27, 2007

END